UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42526

Anbio Biotechnology

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 15, 2026, at 3:00 p.m., Germany Time (May 15, 2026, at 9:00 a.m. Eastern Time), Anbio Biotechnology (the "Company") held a meeting of the holders of Class A ordinary shares of a par value of $0.0001 each (the "Class A Ordinary Shares") (the "Class A Meeting") at the principal office of the Company located at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany. Immediately following the Class A Meeting, the Company held an extraordinary general meeting of the shareholders of the Company (the "EGM"), at the same location.

As of the record date of April 22, 2026 (the "Record Date"), there were 43,891,200 Class A Ordinary Shares and 100,000,000 Class B ordinary shares of a par value of $0.0001 each (the "Class B Ordinary Shares") outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

 Class A Meeting

Holders of 38,977,276.90 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 88.80% of the 43,891,200 outstanding Class A Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to all the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. The interested shareholders (the “Interested Shareholders”), who are the holders of record of both our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on the Record Date, did not attend or vote at the Class A Meeting. The matters voted on at the Class A Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class A Meeting are as follows:

Proposal 2: Authorised Share Capital Increase

		For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Three, Proposal Four and Proposal Six of the EGM, and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorised share capital from:		38,970,844.50	5,932.40	500.00

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A (as defined below) (the “Authorised Share Capital Increase”).

 Proposal 3: Increase in Class B Voting Rights

	For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Four and Proposal Six of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction (as defined in the EGM resolutions), to approve an increase in the voting rights attaching to the Class B Ordinary Shares (as defined in the EGM resolutions) from fifty (50) votes per Class B Ordinary Share to five hundred (500) votes per Class B Ordinary Share as set forth in the Restated M&A (as defined below) (the “Increase in Class B Voting Rights”);	38,971,709.17	5,566.11	1.61

Proposal 4: Class B Conversion Rights

	For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposals One to Three and Proposal Six of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”);	38,971,744.88	5,530.40	1.61

Proposal 5: Share Consolidation Authorisation

		For	Against	Abstain
By an ordinary resolution, subject to and conditional upon all requisite class consents being obtained:		38,977,099.88	125.40	51.61

(i)	to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of the EGM resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations;

(ii)	to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share; and

(iii)	to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s); and

Proposal 6: Adoption of the Restated M&A

	For	Against	Abstain
By a special resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Three and Proposal Four of the EGM and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to adopt the form of amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the Proxy Statement for the EGM (the “Restated M&A”) in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, and authorise the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing(s) with the Registrar of Companies in the Cayman Islands.	38,971,736.50	5,540.40	0.00

Extraordinary General Meeting

Holders of 43,804,981.80 Class A Ordinary Shares and holders of 100,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing approximately 99.80% of the 43,891,200 outstanding Class A Ordinary Shares and 100% of the 100,000,000 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the EGM as of the Record Date. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Share Capital Reduction

	For	Against	Abstain
By a special resolution, subject to and conditional upon the passing of the resolutions set out in Proposal Two to Proposal Four and Proposal Six, to approve a reduction in the Company’s authorised share capital from (i) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 400,000,000 class A ordinary shares of a par value of US$0.0001 each and 100,000,000 class B ordinary shares of a par value of US$0.0001 each, to (ii) US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each (the “Class A Ordinary Shares”) and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each (the “Class B Ordinary Shares”), by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.0001 to US$0.000000001 (the “Share Capital Reduction”).	5,043,803,747.08	721.71	513.00

Proposal Two: Authorised Share Capital Increase

		For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Three, Proposal Four and Proposal Six, and with effect immediately following the effectiveness of the Share Capital Reduction, to increase the Company’s authorised share capital from:		5,043,799,347.08	5,621.71	13.00

(i)	US$0.50 divided into 500,000,000 shares of par value US$0.000000001 each, comprising of 400,000,000 Class A Ordinary Shares of par value US$0.000000001 each and 100,000,000 Class B Ordinary Shares of par value US$0.000000001 each, to

(ii)	US$3,000 divided into 3,000,000,000,000 shares of par value US$0.000000001 each, comprising of 800,000,000,000 Class A Ordinary Shares, 200,000,000,000 Class B Ordinary Shares, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each (the “Class C Ordinary Shares”) and 1,000,000,000,000 preference shares of par value US$0.000000001 each (the “Preference Shares”)

by the creation of 799,600,000,000 Class A Ordinary Shares of par value US$0.000000001 each, 199,900,000,000 Class B Ordinary Shares of par value US$0.000000001 each, 1,000,000,000,000 Class C Ordinary Shares of par value US$0.000000001 each, and 1,000,000,000,000 Preference Shares of par value US$0.000000001 each, each having the rights and restrictions set forth in the Restated M&A (as defined below) (the “Authorised Share Capital Increase”).

Proposal Three: Increase in Class B Voting Rights

	For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposal One, Proposal Two, Proposal Four and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an increase in the voting rights attaching to the Class B Ordinary Shares from fifty (50) votes per Class B Ordinary Share to five hundred (500) votes per Class B Ordinary Share as set forth in the Restated M&A (as defined below) (the “Increase in Class B Voting Rights”).	5,043,799,295.47	5,671.71	14.61

Proposal Four: Class B Conversion Rights

	For	Against	Abstain
By an ordinary resolution, subject to and conditional upon the passing of the resolutions set out in Proposals One to Three and Proposal Six and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to approve an alteration of the rights attaching to the Class B Ordinary Shares, such that each Class B Ordinary Share shall be convertible into Class A Ordinary Share(s) in accordance with the terms of the Restated M&A (the “Class B Conversion Rights”).	5,043,799,434.80	5,484.00	63.00

Proposal Five: Share Consolidation Authorisation

	For	Against	Abstain
By an ordinary resolution, subject to and conditional upon all requisite class consents being obtained: (i) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than ten-thousand (10,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company in its sole discretion within three years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed ten-thousand (10,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (ii) to authorise the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share; and (iii) to authorise the board of directors to, at their sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of each such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s) (the “Share Consolidation Authorisation”).	5,043,804,688.80	280.00	13.00

Proposal Six: Adoption of the Restated M&A

	For	Against	Abstain
By a special resolution, subject to and conditional upon the passing of Proposals One, Two, Three and Four and all requisite class consents being obtained, and with effect immediately following effectiveness of the Share Capital Reduction, to adopt the second amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to, among other things: (i) reflect the Share Capital Reduction, the Authorised Share Capital Increase, the Increase in Class B Voting Rights, and the Class B Conversion Rights; (ii) increase threshold for requisitioning a meeting to shareholders holding a majority of the voting rights; (iii) add an exclusive forum and jurisdiction clause; (iv) add prior written notice requirement for directors to vacate their office upon resignation and termination of their terms, and (v) make other consequential and minor updates, and authorise the board of directors to do all other acts and things as the board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing(s) with the Registrar of Companies in the Cayman Islands (the “Adoption of the Restated M&A”).	5,043,799,331.18	5,587.61	63.00

Proposal Seven: Amendment and Restatement of M&A Following First Share Consolidation

	For	Against	Abstain
By a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation implemented by the board of directors under Proposal Five, (a) to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Post-Consolidation M&A”), being in the form of the Pre-Consolidation M&A, with amendments to the authorised share capital and par value descriptions to reflect the first Share Consolidation effected pursuant to Proposal Five; and (b) to authorise the Company’s registered office provider or other duly authorised representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation M&A with the Registrar of Companies in the Cayman Islands accordingly and authorise the board of directors to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Amendment And Restatement of M&A Following First Share Consolidation”).	5,043,804,687.18	281.61	13.00

Proposal Eight: Adjournment Proposal

	For	Against	Abstain
By an ordinary resolution, to adjourn the EGM to a later date or dates for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve the proposals described above (the “Adjournment Proposal”).	5,043,799,718.80	5,250.00	13.00

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of Anbio Biotechnology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anbio Biotechnology

Date: May 19, 2026	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer